2025 REPORT

hobbyDB


hobbydb
The place all collectors can call home.

LETTER

Dear investors,

Thanks to the team, Squad, and our incredible community, 2025 was a great year for hobbyDB. We were excited to grow to more than 1.09M database items and 6.5M price points. Our community grew to more than 787K and we surpassed 600K App downloads. The introduction of our subscription services helped us to become breakeven for multiple months throughout 2025. We introduced multiple new Premium features to help improve the experience including Showcase improvements, weekly collection value update reports, the ability to see who owns what (so people can make active offers and trades),

As always, the Squad was essential to hobbyDB's success this year. We hosted several record weekends over the year which earned Squad members exclusive badges and ensured the Squad got early access to all of our exciting hobbyDB Exclusives launched over the year.

In 2026, we will continue to work on ways we can integrate AI into our technology

In 2026, we will continue to work on ways we can integrate AI into our technology especially with photo recognition within our App. We will finally be able to launch our new Shopify App and will integrate even more price points to the guide to ensure its accuracy.

We need your help!

As always, we'd love your help!1. Have a database of collectibles or know someone that does? Let us know so we can help ensure that the data is preserved forever on hobbyDB.
2. If you haven't already, join the powerful Volunteer Squad to help ensure the data is always clean and up to date.
3. Like us on all of our social channels and share our news with your followers when you are excited about an update.
4. Download the App and if you love it, make sure to let the world know by giving it a 5 star rating.
5. Tell your friends about hobbyDB and invite them to join! If you haven't tried Premium, give it a try and let us know what you think! We want to ensure it has all the right features to make it worthwhile :)

Sincerely,

Christian Braun

Collector of Collectors & CEO

Ted Huffman

Board Member

Peter Reschke

Boardmember

Miguel Mascarenhas

Board Member

How did we do this year?

REPORT CARD

A-

☺ The Good

We were excited to grow to more than 1.09M database items and 6.5M price points.

Our community grew to more than 787K and we surpassed 600K App downloads.

The introduction of our subscription services helped us to become breakeven for multiple months throughout 2025.

☹ The Bad

We had to conquer multiple bots that had a negative impact on our site performance. We now have many fixes in place.

Our outsourced advertising revenue took a hit last year, so we've decided to take it in house and optimize Google Ads instead.

Hosting and health care costs continued to increase, so we must continue to increase revenue as well.

2025 At a Glance

January 1 to December 31



$469,434 +5%
Revenue



-$81,054
Net Loss


IOU!

$409,283 +5%
Short Term Debt



$392,670
Raised in 2025



$46,462
Cash on Hand
As of 04/ 7/26

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$448,659
$469,434
-$81,054



-$333,767
2024
2025

Net Margin: -17% **Gross Margin:** 75% **Return on Assets:** -42% **Earnings per Share:** $0.00

Revenue per Employee: $234,717 **Cash to Assets:** 27% **Revenue to Receivables:** 1,819 **Debt Ratio:** 278%

BalanceSheet.pdf Hobbydb_Corp._GAAP_Financial_Report_2024_-_2025.pdf ProfitandLoss.pdf

StatementofCashFlows.pdf HobbyDB_GAAP_Financial_Report_2025.pdf

We ❤ Our 1,653 Investors

Thank You For Believing In Us

Retro Ralph's Cafe
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Q U
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Jeff Giovene	Bobby Silaphet	David Smith	Donovan Smith	Michael Kane	Paul DuPuy
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Mark Borden	Theresa M Skurka	Emil Leguera	Danny Mosby	Steven Scotton	Amy Denise Coon
Jennifer Locke	Kristi Klepsa	Linda Casady	Marco Antonio Elizalde...	Jaymie P. San Nicholas	Jesse M Micander
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Wilson Yang	Melissa L Allen	Danny B Draper	Cooper Benson	Patricia Bevil	Francisco Javier Serrano...
Bill Johnson	John Bonin	James Hash	Travis Hochwallner	Parker Lukjanovs	John Bastian
Lee Biars	Paul Alexander Williams	Lauren Darnielle	Luke Phillips	Christopher Canfield	Maureen PICKENS
Todd Good	Jake Orndorff	Tammy Ayers	Andrew Gleaner	Christopher Clancy	Timothy A Nordeen
Lisa Santulli	Taylor Meckley	Daniel Clipson	Derek Saucier	Timothy Konitzer	Christian Falkensteiner
Bryce Chua	Michael Milshteyn	Anthony Brian LONG	Daniel Clarke	Alejandro Pineda	Dave Rose
Jeff Sequeira	Christopher Guadarrama	Randy Rodriguez	Ramon Montes	Ricardo Aguirre	Jason Harinstein
Zachary Daniels	Nat Turner	Melinda Cobb	Anh Hoang	Nielsen Tia	Luke Morris
Søren Bruun	Richard E Hildebrand	Greg Drizhachenko	Chris Starke	Nate Johnson	Bradley Pinker
Allan Logatoc	Shawna Fulton	Jessica Adams	Monica Burgos	Brenda Bohannon	Patrick Dylan Sullivan
Kendra Gantt	Corey Epley	Nathan Arendt	Derek Birkemeier	Evan Davis	Conrad Bell
Frits Mol	Samuel J Rogers	David Kneeream	Alexander Wong	Tik Tycholaz	Michael Scandiffio
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IRA Murray	Joseph Danon	David L Heilman	Yong Yi Zhu	Dario Martinez	Kelly Keane
Winston Kou	Ryan McCarthy	Sean Howe	William Taylor	James W Martin III	Timothy Smith
Pedro A Acosta Colon	Francisco Garcia	Brian Billard	Doug Turner	Curry Korp LLC	Eduardo Gomez
Jehdiel Perez Roman	Randolph Campbell	David Nagreski	Daniel Sheldon	Graeme Baxter	Jose Lira
David Robertson	Travis Rose	Tina M Nelson	Amado Lambert	Luis Ramos	Jason Schorr
Nicholas Hess	Jeromiah Loftin	Eriq Perrault	Aric Veldkamp	Anthony PATTERSON	Christopher Wuensch
Rochelle Clark	Katherine Doyle	Tammy Loftin	Miguel Villa	Christopher Short	William Holmes
Christopher Chounramany	Paul Magdadaro	Justin Pino	Juan Monroy	David Aguilera	Joseph Cook
David Lecours	Kandice Griffin	Garrett McKay	N R Pouncy	Kelle Moore	Jeff Veres
Nixon Yang	Trenee Fregoso	Martin Nwosu	Tony Forsyth	Christopher Caruk	Peter Schøn Hansen
Matthew Richard Brillon	Jeff Thomas	Oralia Gil	Ryan Gelobter	Maxime Beaulieu	Cameron Hilton
Craig Lombardi	Damian Garza	Mark Claravall	Khile Klock Jr	Jim Manship	Gunnar Haas
Angela BROWN	Bryan Benedict	Eckehard Scherf	Rajko Dikmann	Anne Kathryn Guy	Richard E Kane II
John Shuniya	James Conkey	Vinson Sullivan	Guy Edmonds	Meghan Stevens	Richard Mcdougald
Tyler Grossman	Tyrone Evans	Amit Bansal	Jessica Reeder	Ron Motz	Diep Le
Peter A Gigante	Jeremy Gormaz	John Roston	Fernando Govea	Marc Wüerttemberger	Rosa Lopez
Eugene A RICHARDS	Rick Ansay	John Hernandez	Edgar Zamano	Luis VALA	Cathy Fahrmeyer
Aj Anderson	Bryan Lampl	Paul Deardorff	Thompson Knox	Dave Gilbert	Henry Soo
Isaac Nelson	Carolyn Treska	Juan Marquez	Deborah Elmes	Cecil Runyon	Chandar Ramanathan
Bao Nguyen	Anthony Langon	Harold Paulo Bautista	Brian Lester	Dale W Peterson	Michael Plank
Matt Burchell	Michael J Tompkins	Mark Michaelsen	Richard Lopez	Garret Petersen	Richard Lindhe
Frank Mark	Kassidy Martz	Eric Haydt	Lee Montefalcon	Michael Prather	Alex Wright
Anthony Thrift	Savannah Davis	Edward Reyes	Alexandros Argoudelis	Jessica Saiontz	Lawrence Shaw
Jarrod Tapper	Charles Knight	Travis Giarde	Jack Cory	Jesika Cooney	Thomas Leib JR
Jerry Liudahl	Peter Scavuzzo	Ivan Rodriguez	Zachary Grey Dolenar	Shaun Mahoney	Michael Bonifonte
Stacey Crosby	Jennifer L Dilbeck	Cory Baker	James Adams	Kenneth Wan	Calvin Mcdonald
Wes Howard	Jeremiah Simpson	Maria Vizcarra	James Oldfield	Alexander Freeman	Matthew Daughdrill
Michael Chaby	Christopher James Chavez	Amir Hudson	Leo F Grimaldi	Erik Miller	Arturo Saldana
Jacqueline Fulmer	Keith Mautner	Christopher Hernandez	Leonardo Mozo Vergara	Jorge Yamil Martinez...	Justin Shephard
Ken Volpp	John Savinelli	Steve Lesperance	Johnny Delgado	Andy Waskie	Jeff Tomassini
Andrew Min	Dan Turner	Alan D Goering	Ray Lawson	Harvey Goranson	Shawn Steele
Bryan Knight	Nathan Kruger	Lisa Scavuzzo	Michael Perez	Brandy Justus	Jeremy Joseph Boyd...
Mark Bender	Catrina Sexton	Micah Shope	Ralph Montierro	Ferdinand Mehlinger	Bryan Carque
Susan James	Scott Green	Gary Grennan	Geoffrey Hunt	Ali McKinnon	Thomas Kinney
Damian Morgan	Eric Valentin	John Gabel	Eric Porter	Kimberly Dodd-Brum	Julio Aviles
Arthur Hill	Mary Olson	Richard Engesser	Brian Smolens	Bernie Acosta	Matthew Vaughn
Dana Wilson	Jimmy Nichols	Peter Roman	Catherine Shorrosh	Jared E Fay	Brendon VETUSKEY
Joseph Houck	Daniel Newman	Edwin Feliciano	Waqar Rizvi	Andrew Price	Yu Yiu Tung
Todd Fiucci	Manuel Segura	Hasan Ealey	Josh McDaniel	Lineal Shaw	Jeffrey Tackett
Louis Coletti	Norman Utsey	Jeffrey Davies	Abilio A Dominguez	Gai Lanne Pepper	Brian Byrom
Joann Vanak	Rafael Vilaplana	Klayton Kopecky	Graham Dorman Townson	Jeff Brewitt	Alex Leard
Shalaina Blount	Damon Mcleland	Cory Weinstine	Mat Dunbar	Christopher Lambros	Juan Munoz Jr
Cheol Eung Kim	Holger Rother	Tim Hoffman	Scott Hudson	David Wood	John Beharry

Vicki Dearduff
Philip Land
Daniel Sweeney
Werner Heidecke
Dean Walker
Gil Dagon
Avery Bunker
Rob Merrill
Jeff Samaniego
Michele Hanshew
John Martin Merritt
Sal Sanca
Vincent Flores
William Dock
Troy Lutcavage
Diego De Dios Muñoz
Jamie Frentz
Lauren Heimburger
Houston Kirby
James Russell
Nate Denning
Jonathan Reinoso
Giovanni Kapa
Y Maiya Lopez
Alberto Reyes
Paul Kiefert
Timothy Gill
Anthony Douthit
Jason LaRusso
Kevin McArley
Richard Desales
Benjamin Nava
Jennifer Thurston
Jared Mondell
Caroline L.
Michael Protomastro
Desiree DeRouen
Garrett Moore
Tommy Nguyen
Paige Gibbons
Sean Henkelman
Lorena Arroyo
Jeffrey Nodtvedt
Cheyenne Haogak
Rose Mitchell
Alvin Williams
Joey V
Ian Mallitz
Joseph Mathey
Reynaldo Gomez
Daniel Rubalcaba
Macoy Schwierjohann
Shanon J. White
Daniel Kretz
John B. Hinson
Koen De Beer
Joe Herbert
George Nabus
Josh Campbell
Quinaz Daniel
Abdur Rahman Rozell
Andreas Skyllouriotis
Guy Bruyea
Ernest Schmidt
Stephen Meyer
John J Arusiewicz III
Chad Guyton
Bill TOMAN
Anthony Gilmore
Garrett Buck
Matthew Lowell
Vinniele LLC
Jeanne Sloan
Mark Kyker
Oscar Torres
Robert C Eubank
Chris Gallagan
Al Klug
Jonathan Till
Randy Lollar
Matthew Trafton
Michael Cole
Jeremy Coy
Agustin Garibay
Toy Denafo
Joseph Odom
Anthony DeLuca
IRA Friedman
Adam Vincent
Kim Allen
Warner M Stafford III
Jared Macdonald
Eric Xu
Catherine Davies
Gerardo Mariano
Victor Marcial
Amie Buck
Mick Hall
Christian Pamp
Justin Ramsey
Dennis Anthony Schaffer
Brian Wilkinson
Alejandro Martin
Stephen Wysock
Louis Menendez
Russell Goodman
Robert Duggan
Karl Schnelle
Dan Clinkscale
Adrienne Therrell
David Lee Arbuckle
Rusty Dalton
Heather Finney

Thank You!

From the hobbyDB Team



Christian Braun ⊠ in

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.



Alexandra Lindsay in

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk in

Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

Details

The Board of Directors

Director	Occupation	Joined
Peter Reschke	Retired @ N/A	2020
Christian Braun	CEO @ hobbyDB	2013
Miguel Mascarenhas	Co-Founder @ Fixando B.V.	2023
Ted Huffman	President @ Addion	2020

Officers

Officer	Title	Joined
Christian Braun	CEO	2013

Voting Power

Holder	Securities Held	Voting Power
Christian Braun	4,896,309 Common and Preferred	28.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2013	$75,000	Common Stock	Regulation D, Rule 506(b)

09/2015	$18,000	Common Stock	Regulation D, Rule 506(b)
05/2017	$2,868,406	Preferred Stock	Regulation D, Rule 506(c)
10/2017	$325,000	Preferred Stock	Regulation D, Rule 506(b)
04/2018	$500,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$240,000	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$260,000	Preferred Stock	Regulation D, Rule 506(b)
01/2020	$209,709		Other
03/2020	$20,314		Other
04/2020	$273,629		4(a)(6)
05/2020	$10,000	Preferred Stock	Regulation D, Rule 506(b)
12/2020	$139,294		4(a)(6)
04/2021	$127,131		Other
12/2021	$50,000	Preferred Stock	Section 4(a)(2)
03/2022	$65,000		Other
04/2022	$155,067		4(a)(6)
05/2023	$88,882		4(a)(6)
09/2023	$242,600		Other
06/2024	$118,807		4(a)(6)
01/2025	$50,000		Section 4(a)(2)
12/2025	$100,582		Other
12/2025	$242,088		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PayPal	01/07/2020	$209,709	$0	0.0%		Yes
EIDL Federal Small Business Loan	03/01/2020	$20,314	$0	0.0%		
Payroll Protection Program	04/18/2021	$127,131	$0	1.0%	09/30/2024	
Intuit	03/09/2022	$65,000	$0	9.99%	09/09/2023	Yes
Quickbooks & PayPal	09/05/2023	$242,600	$78,730	16.0%		Yes
Heinz & Peter Reschke	01/03/2025	$50,000	$54,463	7.0%		Yes
Christian Braun	12/31/2025	$100,582	$100,583	7.0%		Yes
Christopher Caruk, Alexandra Lindsay and others	12/31/2025	$242,088	$242,089	7.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Series Seed Preferred Stock	15,000,000	10,813,799	Yes
Common Stock	23,000,000	5,704,764	Yes

Warrants: 56,000

Options: 282

Form C Risks:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history. We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

Our business depends on our ability to maintain and scale our technical infrastructure.
Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.
As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

We have historically experienced net operating losses and may not be consistently profitable for the foreseeable future. We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

Changes to Legislation and Taxes Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and are currently changing our business model so that we are not regulated by these marketplace facilitator laws.

Our future plans rely upon assumption and analyses prepared by our management.
Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

depend on a number of factors, many of which are outside our control, including, but not limited to:
- Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors that are needed to provide our services - Competition - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

You will not have significant influence on the management of the company.
The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investment in our securities is speculative and there can be no assurance of any return on investment.
Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may

be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hobbydb Corp

Delaware Corporation
Organized October 2013

2 employees
1211 Amherst Way
Superior CO 80027 https://www.hobbydb.com

Business Description

Refer to the hobbyDB profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

hobbyDB is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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